Securities and Exchange Commission
September 17, 2015

Tiptree Financial Inc.
780 Third Avenue, 21st Floor
New York, New York 10017

September 17, 2015
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler and Christina De Rosa

Re:	Tiptree Financial Inc. Registration Statement on Form S-3 Filed August 18, 2015 File No. 333-206454 (the “Registration Statement”)
Dear Mr. Riedler and Ms. De Rosa:
On behalf of Tiptree Financial Inc. (the “Registrant”), this letter responds to the comments of the Division of Corporation Finance (the “Staff”) by letters dated August 25, 2015 and August 28, 2015 regarding the Registration Statement (the “Comment Letters”). The Registrant has simultaneously filed an Amendment No. 1 to the above referenced Registration Statement (“Amendment No. 1”) addressing the relevant comments contained in the Comment Letters.
For the convenience of the Staff, we have repeated the Staff’s comments in italics immediately above our response to the comments. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.
The Registrant’s responses to the Staff’s comments set forth in the Comment Letters are as follows:
Where You Can Find Additional Information, page 28

1.	Please incorporate by reference the Current Reports on Form 8-K filed on January 6, 2015, January 27, 2015 and February 27, 2015.
The revisions requested by the Staff have been made.

2.
We note the assumption in the legal opinion that “[t]he Shares were not issued and have not been transferred in violation of any restriction or limitation contained in Section 6.3(B) of the Charter.” This appears to be an inappropriate assumption as to the relevant issue of whether the shares have been validly issued. Please remove such language from

Securities and Exchange Commission
September 17, 2015

the legal opinion and refile it as an exhibit to your registration statement. For further guidance, please refer to Section II.B.3.a of the Division of Corporation Finance Staff Legal Bulletin No. 19.
Venable LLP has made the revisions requested by the Staff to Exhibit 5.1 and the opinion has been refiled.

3.
Please include financial statements of Fortegra Financial Corporation, acquired on December 4, 2014, as required by rule 3-05 of Regulation S-X and related consents of its independent registered public accounting firms.

The revisions requested by the Staff have been made.
*****

Amendment No. 1 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letters. We respectfully request your prompt review of Amendment No. 1 to the Registration Statement.
The undersigned hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 446-1407.

Very truly yours,

/s/ Neil C. Rifkind ________
Neil C. Rifkind
                        Vice President, General Counsel and Secretary

cc:    Geoffrey Kauffman, Co- Chief Executive Officer, Tiptree Financial Inc.
Michael R. Littenberg, Esq., Schulte Roth & Zabel LLP